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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)
                              --------------------
                               (AMENDMENT NO. 3)*

                         THE ESTEE LAUDER COMPANIES INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

     CLASS A COMMON STOCK,                                  518439 10 4
   PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
(TITLE OF CLASS OF SECURITIES)                            (CUSIP NUMBER)

                                DECEMBER 31, 1999
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[ ]  RULE 13D-1(C)
[X]  RULE 13D-1(D)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 9 Pages
                         Exhibit Index Appears on Page 8

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NY2:\402673\02\44090.0009

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No.                518439 10 4                            13G                                            Page 2 of 9
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 Joel S. Ehrenkranz
                          I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*                                   (a) / /
                                                                                                               (b) /X/
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               CITIZENSHIP OR PLACE OF ORGANIZATION:                                       United States of America
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  5                SOLE VOTING POWER:                                            770,000
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                6                SHARED VOTING POWER:                                               --
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     7                SOLE DISPOSITIVE POWER:                                       770,000
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 8               SHARED DISPOSITIVE POWER:                                   10,473,068
----------------------    -------------------------------------------------------------------------------------------------------
         9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                           11,243,068

----------------------    -------------------------------------------------------------------------------------------------------
         10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:*                  N/A
                                                                                                                   / /
----------------------    -------------------------------------------------------------------------------------------------------
         11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                       8.6%
                                                                                                                   **SEE ITEM 4
----------------------    -------------------------------------------------------------------------------------------------------
         12               TYPE OF REPORTING PERSON:                                                                  IN
----------------------    -------------------------------------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. IDENTITY OF ISSUER

           (a)        The name of the issuer is The Estee Lauder Companies Inc.
                      (the "Issuer").

           (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2. IDENTITY OF PERSON FILING

           (a)-(c)(c) This report is being filed by Joel S. Ehrenkranz with a business address of 375 Park Avenue, New York, New York 10152 (the "Reporting Person"). The Reporting Person is a citizen of the United States of America.

           (d) - (e)  This report covers the Issuer's Class A Common
                      Stock, par value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

ITEM 3.

           Not Applicable.

ITEM 4. OWNERSHIP

           (a) As of December 31, 1999, the Reporting Person beneficially owned 11,243,068 shares of Class A Common Stock as follows: (i) 2,782,314 shares of Class A Common Stock and 3,829,216 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") held indirectly as a co-trustee of The 1992 Leonard A. Lauder Grantor Retained Annuity Trust (the "GRAT"); (ii) 15,384 shares of Class A Common Stock and 3,846,154 shares of Class B Common Stock held indirectly as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P., which owns the shares; and
                      (iii) 770,000 shares of Class A Common Stock held indirectly as sole trustee of The LAL 4002 Trust. The Reporting Person disclaims beneficial ownership of (i) the 2,782,314 shares of Class A Common Stock and the 3,829,216 shares of Class B Common Stock held indirectly as a co-trustee of the GRAT; (ii) the 15,384 shares of Class A Common Stock and the 3,846,154 shares of Class B Common Stock held indirectly as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P., which owns the shares; and (iii) the 770,000 shares of Class A Common Stock held indirectly as trustee of The LAL 4002 Trust. The 770,000 shares of Class A Common Stock held indirectly by the Reporting Person as sole trustee of The LAL 4002 Trust are not subject to the Stockholders' Agreement (as defined below).


                               Page 3 of 9 Pages

                      In June 1998, The LAL 4002 Trust entered into a forward purchase agreement (the "Contract") with the Estee Lauder Automatic Common Exchange Security Trust, a trust not affiliated with the Reporting Person, The LAL 4002 Trust or the Issuer ("the TRACES Trust"), relating to the disposition by The LAL 4002 Trust to the TRACES Trust of not fewer than 641,640 nor more than 770,000 shares of Class A Common Stock held by The LAL 4002 Trust on June 5, 2001 (the "Exchange Date"). The precise number of shares to be delivered by The LAL 4002 Trust to the TRACES Trust will be determined in accordance with the Contract as of the Exchange Date. Until such delivery, all 770,000 shares of Class A Common Stock continue to be included in the total for The LAL 4002 Trust. On June 2, 1999, the Class A Common Stock and Class B Common Stock of the Issuer split 2-for-1.

           (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 11,243,068 shares of Class A Common Stock, which would constitute 8.6% of the number of shares of Class A Common Stock outstanding.

                      Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 770,000 shares of Class A Common Stock for which the Reporting Person has voting power constitute 0.1% of the aggregate voting power of the Issuer.

           (c)        The Reporting Person shares dispositive power with William
                      P. Lauder and Gary M. Lauder, as co-trustees of the GRAT, with respect to the 2,782,314 shares of Class A Common Stock and the 3,829,216 shares of Class B Common Stock owned by the GRAT. The Reporting Person shares dispositive power with respect to the 15,384 shares of Class A Common Stock and the 3,846,154 shares of Class B Common Stock owned by Lauder & Sons L.P. as follows: (i) the Reporting Person shares dispositive power with Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (ii) the Reporting Person shares dispositive power with Ronald S. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.;
                      (iii) the Reporting Person shares dispositive power with Richard D. Parsons and Ira T. Wender, as co-trustees of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; and (iv) the Reporting Person shares dispositive


                               Page 4 of 9 Pages
                      power with Ira T. Wender, as a co-trustee of the 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P. The Reporting Person as sole trustee of The LAL 4002 Trust has sole dispositive power with respect to the 770,000 shares of Class A Common Stock owned by The LAL 4002 Trust.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Leonard A. Lauder, as grantor of the GRAT, and William P. Lauder and Gary M. Lauder, as co-trustees of the GRAT, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 2,782,314 shares of Class A Common Stock and the 3,829,216 shares of Class B Common Stock owned by the GRAT. The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 15,384 shares of Class A Common Stock and the 3,846,154 shares of Class B Common Stock owned by Lauder & Sons L.P.: (i) Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee and beneficiary of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (ii) Ronald S. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee and beneficiary of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; (iii) Richard D. Parsons and Ira T. Wender, as co-trustees of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; and
              (iv) Ira T. Wender, as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.


                               Page 5 of 9 Pages

           The shares owned by The LAL 4002 Trust are not subject to the Stockholders' Agreement.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

           Not Applicable.

ITEM 10. CERTIFICATION

           Not Applicable.



                               Page 6 of 9 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               /s/ Joel S. Ehrenkranz
Date: February 11, 2000        ------------------------------------
                                   Joel S. Ehrenkranz





                               Page 7 of 9 Pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit A -- List of Parties to the Stockholders' Agreement




                               Page 8 of 9 Pages